UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                  CHEMUNG FINANCIAL CORPORATION
                        (Name of Issuer)

                  Common Stock, Par Value $0.01
                 (Title of Class of Securities)

                           164024 10 1
                         (CUSIP Number)

David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903;
Telephone: (607) 737-5077 with a copy to J. Philip Hunter, Esq., Sayles, Evans, Brayton, Palmer & Tifft, One West Church Street,
        Elmira, New York 14901; Telephone: (607) 734-2271
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         October 1, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No.   164024 10 1

 1.  David J. Dalrymple

 2.  (b)  X

 3.

 4.  OO

 5.

 6.  United States

 7.  0

 8.  686,054

 9.  0

10.  686,054

11.  686,054

12.  X

13.  16.67%

14.  IN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.   164024 10 1

 1.  Robert H. Dalrymple

 2.  (b)  X

 3.

 4.  OO

 5.

 6.  United States

 7.  0

 8.  686,054

 9.  0

10.  686,054

11.  686,054

12.  X

13.  16.67%

14.  IN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.   164024 10 1

 1.  Dalrymple Holding Corporation      E.I. No. 16-1137772

 2.  (b)  X

 3.

 4.  OO

 5.

 6.  New York

 7.  0

 8.  78,316

 9.  0

10.  78,316

11.  78,316

12.  X

13.  1.90%

14.  CO

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.   164024 10 1

 1.  Dalrymple Family Limited Partnership    E.I. No. 16-1478376

 2.  (b)  X

 3.

 4.  OO

 5.

 6.  New York

 7.  0

 8.  448,510

 9.  0

10.  448,510

11.  448,510

12.  X

13.  10.90%

14.  PN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.



          This Amendment No. 3 amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission on March 21, 1994 by Mary E. Dalrymple (such schedule being the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed on January 10, 1995 by Mary E. Dalrymple, David J. Dalrymple, Robert
H. Dalrymple and Dalrymple Holding Corporation pursuant to a joint filing agreement and Amendment No. 2 to the Schedule 13D filed on July 13, 1995 by Mary E. Dalrymple, David J. Dalrymple, Robert H. Dalrymple, Dalrymple Holding Corporation and Dalrymple Family Limited Partnership pursuant to a joint filing agreement. (Said Schedule 13D together with Amendments No. 1 and 2 being filed with respect to the Issuer's formerly-authorized common stock, par value $5 per share.) This Amendment No. 3 is filed with respect to the newly-authorized shares of common stock, par value $0.01 per share (the "Common Stock"), of Chemung Financial Corporation (the "Issuer"). Since said date, the following events have occurred:

          (1)  Mary E. Dalrymple died on March 19, 1997.

          (2) Effective May 14, 1998 the aggregate number of shares the Issuer is authorized to issue is Ten Million
     (10,000,000) shares, all of which shall be common shares of the par value of one cent ($0.01) each.

          (3) Effective May 14, 1998 a stock dividend of one share of common stock of the Issuer, par value $0.01 per share, was payable on June 1, 1998 to stockholders of record as of the close of business on May 14, 1998.


The following amendments to Items 1, 2, 3, 5, 6 and 7 of the
Schedule 13D are hereby made. Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.


Item 1.   Security and Issuer.

          Item 1 is hereby amended by deleting it in its entirety and inserting the following in the place thereof:

          Common Stock, Par Value $0.01

          Chemung Financial Corporation
          One Chemung Canal Plaza
          Elmira, NY  14902


Item 2.  Identity and Background.

          Item 2 is hereby amended and supplemented by deleting Mary E. Dalrymple as an individual reporting person and as a general partner and limited partner of Dalrymple Family Limited Partnership. Said Mary E. Dalrymple died on March 19, 1997.


Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following to the end thereof:

          "All references to ownership by Mary E. Dalrymple who died on March 19, 1997 shall be deleted.

          David J. Dalrymple acquired (i) 1,500 shares by purchase on the open market on March 29, 1996, (ii) 345 shares on July 17, 1996 by gift from his late mother, Mary E. Dalrymple,
(ii) 293 shares on January 21, 1997 by gift from his late mother, Mary E. Dalrymple, and (iii) 43,461 shares on June 1, 1998 as a result of a 100% stock dividend paid by the Issuer. On February 10, 1997, David J. Dalrymple disposed of 3,000 shares by transferring same to the Dalrymple Family Limited Partnership.
On June 1, 1998, David J. Dalrymple acquired an additional 1,904 shares as custodian under NYSGMA as a result of a 100% stock dividend paid by the Issuer.

          Robert H. Dalrymple acquired (i) 345 shares on July 17, 1996 by gift from his late mother, Mary E. Dalrymple and
(ii) 32,345 shares on June 1, 1998 as a result of a 100% stock dividend paid by the Issuer. On February 10, 1997, Robert H. Dalrymple disposed of 3,000 shares by transferring same to the Dalrymple Family Limited Partnership. On June 1, 1998, Robert H. Dalrymple acquired an additional 1,904 shares as custodian under NYSGMA as a result of a 100% stock dividend paid by the Issuer.

          Dalrymple Holding Corporation acquired 39,158 shares on
June 1, 1998 as a result of a 100% stock dividend paid by the Issuer.

          Dalrymple Family Limited Partnership acquired
(i) 103,000 shares on February 10, 1997 as a result of contributions to said partnership by Mary E. Dalrymple of 97,000 shares and 3,000 shares by each of David J. Dalrymple and Robert
H. Dalrymple, (ii) 18,255 shares on March 10, 1997 as a result of contributions to said partnership by Mary E. Dalrymple, and
(iii) 224,255 shares on June 1, 1998 as a result of a 100% stock dividend paid by the Issuer."


Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in place thereof:

          "(a)

          David J. Dalrymple

          For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 686,054. This number consists of 86,922 shares held directly in David J. Dalrymple's name, 64,690 shares held in the name of Robert H. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under the NYSGMA, 3,808 shares held by Robert H. Dalrymple as custodian for his children under the NYSGMA, 78,316 shares held by Dalrymple Holding Corporation and 448,510 shares held by Dalrymple Family Limited Partnership. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which David J. Dalrymple is a 23.1% owner nor does it include 5,776 shares owned by his spouse, Joanne F. Dalrymple, of which shares David J. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 16.67%.

          Robert H. Dalrymple

          For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 686,054. This number consists of 64,690 shares held directly in Robert H. Dalrymple's name, 86,922 shares held in the name of David J. Dalrymple, 3,808 shares held by Robert H. Dalrymple as custodian for his children under the NYSGMA, 3,808 shares held by David J. Dalrymple as custodian for his children under the NYSGMA, 78,316 shares held by Dalrymple Holding Corporation and 448,510 shares held by Dalrymple Family Limited Partnership. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which Robert H. Dalrymple is a 23.1% owner nor does it include 2,690 shares owned by his spouse, Elizabeth T. Dalrymple, of which shares Robert H. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 16.67%.

          Dalrymple Holding Corporation

          For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 78,316. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 1.90%.

          Dalrymple Family Limited Partnership

          For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 448,510 shares. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 10.90%."


          Item 5 is further amended by deleting part (b) in its entirety and inserting the following in place thereof:

          "(b)

          David J. Dalrymple

          David J. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 686,054 shares of the Common Stock of the Issuer.

          Robert H. Dalrymple

          Robert H. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 686,054 shares of the Common Stock of the Issuer.

          Dalrymple Holding Corporation

          Dalrymple Holding Corporation has shared voting and dispositive power over 78,316 shares of the Common Stock of the Issuer.

          Dalrymple Family Limited Partnership

          Acting through its two general partners, Dalrymple
Family Limited Partnership has voting and dispositive power over 448,510 shares of the Common Stock of the Issuer."


          Item 5 is further amended by deleting part (c) in its entirety.


Item 6.   Contracts, Arrangements, Understandings or
Relationships
          With Respect to Securities of the Issuer.

          Item 6 is hereby amended by deleting it in its entirety and inserting the following in the place thereof:

          "David J. Dalrymple and Robert H. Dalrymple are brothers. As a result of their close family relationship, the above-named individuals communicate regularly about a variety of concerns, including financial matters. Although there are no implicit or explicit arrangements, understandings or contracts among said persons with respect to the shares of this Issuer (other than pursuant to the terms of the Dalrymple Family Limited Partnership Agreement as described at Item 2 hereof), they each may rely in part on the advice and opinions of the other when making individual voting or dispositive decisions with respect to such shares."


Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended and supplemented by adding the following as Exhibits to the Schedule 13D:

          (1) Joint Filing Agreement, dated October 1, 1998, among David J. Dalrymple, Robert H. Dalrymple, Dalrymple Holding
Corporation and Dalrymple Family Limited Partnership.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1998.

Signature:
_______________________________

Name:                              /s/David J. Dalrymple.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1998.

Signature:
_______________________________

Name:                              /s/Robert H. Dalrymple.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1998.

                                   DALRYMPLE HOLDING CORPORATION

                                   By:
___________________________

Name:                                   /s/David J. Dalrymple

Title:                                  President.

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1998.

                              DALRYMPLE FAMILY LIMITED
PARTNERSHIP

                              By:
________________________________

Name:                              /s/David J. Dalrymple.

Title:                             General Partner.


                              By:
________________________________

Name:                              /s/Robert H. Dalrymple.

Title:                             General Partner.




                          EXHIBIT INDEX



Exhibit No.                     Description               Page
No.

     1              Joint Filing Agreement between
                    David J. Dalrymple, Robert H.
                    Dalrymple, Dalrymple Holding
                    Corporation and Dalrymple Family
                    Limited Partnership                      16



                     JOINT FILING AGREEMENT


          The undersigned hereby agree that the Statement on
Schedule 13D, as amended by Amendment No. 3, dated October 1, 1998 (the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share, of Chemung Financial Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 1st day of October, 1998.



_________________________________________
                         /s/David J. Dalrymple.



_________________________________________
                         /s/Robert H. Dalrymple.


                         DALRYMPLE HOLDING CORPORATION

                         By
______________________________________
                            /s/David J. Dalrymple, President


                         DALRYMPLE FAMILY LIMITED PARTNERSHIP

                         By ____________________________________
                            /s/David J. Dalrymple, General
Partner.